Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2025 AND 2024

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2025 $	December 31, 2024 $
ASSETS
Current assets
Cash		12,367,666	22,317,548
Investments	5	889,583	926,019
Amounts receivable		146,850	-
Interest receivable	7	74,468	-
Sales taxes recoverable		834,040	2,209,948
Prepaid expenses and deposits		689,595	1,480,341
Secured notes	7	2,823,600	2,817,554
Total current assets		17,825,802	29,751,410

Non-current assets
Exploration and evaluation assets	3	34,507,884	34,505,484
Investment in Kirkland Lake Discoveries Corp.	6	1,522,735	1,525,756
Property and equipment	4	7,769,000	7,938,149
Right-of-use assets		94,268	118,509
Other assets		-	179,703
Total non-current assets		43,893,887	44,267,601
Total Assets		61,719,689	74,019,011

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,11	3,935,661	7,325,203
Lease liabilities		31,998	53,783
Total current liabilities		3,967,659	7,378,986
Lease liabilities		69,454	69,320
Total non-current liabilities		69,454	69,320

Total liabilities		4,037,113	7,448,306

EQUITY
Share capital	10	341,696,520	341,346,716
Reserves	10	34,687,938	34,988,421
Deficit		(318,701,882)	(309,764,432)
Total equity		57,682,576	66,570,705

Total Liabilities and Equity		61,719,689	74,019,011

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 3)

SUBSEQUENT EVENTS (Notes 7 and 16)

These condensed interim financial statements are authorized for issue by the Board of Directors on May 12, 2025. They are signed on the Company’s behalf by:

“Paul Huet”	, Director
“William Hayden”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars, except share amounts)

		Three months ended March 31,
	Note	2025 $	2024 $
Expenses
Corporate development and investor relations	11	310,140	221,703
Depreciation	4	193,390	214,618
Exploration and evaluation expenditures	3,11	5,730,376	14,161,263
Office and sundry		220,545	202,891
Professional fees		505,547	381,692
Salaries and consulting	11	2,139,701	542,832
Share-based compensation	10,11	(152,554)	550,898
Transfer agent and regulatory fees		302,945	189,638
Travel		153,449	47,766
Loss from operating activities		(9,403,539)	(16,513,301)
Other income (expenses)
Settlement of flow-through share premium	8	-	3,406,912
Foreign exchange (loss) gain		(14,422)	69,740
Loss from equity investment	6	(3,021)	(399,864)
Part XII.6 tax	8	-	(288,567)
Revaluation of secured notes	7	8,482	38,753
Interest expense		(5,216)	(7,076)
Interest income		271,744	816,945
Realized gains on disposal of investments	5	39,218	-
Unrealized gains (losses) on investments	5	169,304	(305,754)
Total		466,089	3,331,089
Loss and comprehensive loss for the period		(8,937,450)	(13,182,212)
Loss per share – basic and diluted ($)	12	(0.04)	(0.07)
Weighted average number of common shares outstanding – basic and diluted	12	200,489,661	187,534,833

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31,
	2025 $	2024 $
Cash flows from operating activities
Loss for the period	(8,937,450)	(13,182,212)
Adjustments for:
Depreciation	193,390	214,618
Loss from equity investment	3,021	399,864
Interest income	(74,468)	(76,761)
Interest expense	5,216	7,076
Revaluation of secured notes	(8,482)	(38,753)
Foreign exchange loss (gain) on secured notes	2,436	(60,147)
Unrealized foreign exchange loss (gain)	634	(16,222)
Settlement of flow-through share premium	-	(3,406,912)
Share-based compensation	(152,554)	550,898
Unrealized (gains) losses on investments	(169,304)	305,754
Realized losses on disposal of investments	(39,218)	-
	(9,176,779)	(15,302,797)
Change in non-cash working capital items:
(Increase) in amounts receivable	(146,850)	(115,500)
Decrease in prepaid expenses and deposits	790,746	210,721
Decrease in sales taxes recoverable	1,375,908	1,327,282
(Decrease) in accounts payable and accrued liabilities	(2,712,779)	(1,263,845)
Decrease in other assets	179,703	-
Net cash (used in) operating activities	(9,690,051)	(15,144,139)

Cash flows from investing activities
Interest received on secured notes	-	75,322
Expenditures on claim staking and license renewals	(2,400)	(2,400)
Purchases of exploration and evaluation assets	(676,921)	-
Purchases of property and equipment	-	(122,500)
Proceeds on disposal of investments	244,958	-
Net cash (used in) investing activities	(434,363)	(49,578)

Cash flows from financing activities
Issuance of common shares in prospectus offering	-	11,878,079
Share issue costs	-	(289,038)
Stock options exercised	201,875	-
Lease principal payments	(21,651)	(37,449)
Lease interest payments	(5,216)	(7,076)
Net cash generated from financing activities	175,008	11,544,516

Effect of exchange rate fluctuations on cash held	(476)	16,595
Net (decrease) in cash	(9,949,882)	(3,649,201)
Cash at beginning of period	22,317,548	53,884,809
Cash at end of period	12,367,666	50,252,203

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars, except share amounts)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2023	186,873,012	290,244,029	34,751,151	3,918	(259,496,078)	65,503,020
Issued in prospectus offering	2,561,690	11,878,079	-	-	-	11,878,079
Share issue costs	-	(324,883)	-	-	-	(324,883)
Share-based compensation	-	-	550,898	-	-	550,898
Total loss and comprehensive loss for the period	-	-	-	-	(13,182,212)	(13,182,212)
Balance at March 31, 2024	189,434,702	301,797,225	35,302,049	3,918	(272,678,290)	64,424,902
Issued pursuant to acquisition of the Kingsway Project (Note 3(i))	5,263,157	20,000,000	-	-	-	20,000,000
Issued pursuant to acquisition of exploration and evaluation assets	369,583	1,226,707	-	-	-	1,226,707
Issued in prospectus offering	3,295,552	15,644,415	-	-	-	15,644,415
Share issue costs	-	(589,924)	-	-	-	(589,924)
Issued in settlement of legal claim (Note 16)	370,000	1,750,100	-	-	-	1,750,100
Stock options exercised	1,725,000	1,518,193	(655,693)	-	-	862,500
Share-based compensation	-	-	338,147	-	-	338,147
Total loss and comprehensive loss for the period	-	-	-	-	(37,086,142)	(37,086,142)
Balance at December 31, 2024	200,457,994	341,346,716	34,984,503	3,918	(309,764,432)	66,570,705
Stock options exercised	150,000	349,804	(147,929)	-	-	201,875
Share-based compensation	-	-	(152,554)	-	-	(152,554)
Total loss and comprehensive loss for the period	-	-	-	-	(8,937,450)	(8,937,450)
Balance at March 31, 2025	200,607,994	341,696,520	34,684,020	3,918	(318,701,882)	57,682,576

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves or the Company’s ability to recover the value of exploration and evaluation assets through their sale, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at March 31, 2025, the Company had an accumulated deficit of $318,701,882 and shareholders’ equity of $57,682,576. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $13,858,143, consisting primarily of cash, and negative cash flow from operating activities of $9,690,051 for the three months ended March 31, 2025.

Management is actively targeting sources of additional financing including through the issuance of shares, which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. Although the Company has been successful in the past in generating financing, there is no assurance it will be able to do so in the future. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

These condensed interim financial statements were approved by the Board of Directors of the Company on May 12, 2025.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

a)	Statement of compliance (continued)

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

In preparing these condensed interim financial statements, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited financial statements for the year ended December 31, 2024.

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2025. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

e)	New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements and has an effective date of January 1, 2027. The effects of the adoption of IFRS 18 on the Company’s financial statements have not yet been determined.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at March 31, 2025 and December 31, 2024:

	Newfoundland
Three months ended March 31, 2025	Queensway(i) $	Other $	Total $
Exploration and evaluation assets
Balance as at December 31, 2024	34,390,976	114,508	34,505,484
Additions:
Claim staking and license renewal costs	2,400	-	2,400
Balance as at March 31, 2025	34,393,376	114,508	34,507,884

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2024	267,847,694	575,695	268,423,389
Assays	1,048,373	-	1,048,373
Drilling	592,854	-	592,854
Environmental studies and permitting	110,189	-	110,189
Geochemistry	124,729	-	124,729
Geophysics	362,478	-	362,478
Imagery and mapping	57,109	-	57,109
Metallurgy	256,789	-	256,789
Technical reports and studies	504,179	-	504,179
Office and general	286,634	-	286,634
Reclamation	12,279	-	12,279
Salaries and consulting	2,179,515	-	2,179,515
Supplies and equipment	206,731	-	206,731
Travel and accommodations	131,659	-	131,659
Trenching	3,708	-	3,708
Exploration cost recovery	(146,850)	-	(146,850)
	5,730,376	-	5,730,376
Cumulative exploration expense – March 31, 2025	273,578,070	575,695	274,153,765

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Three months ended March 31, 2024	Queensway(i) $	Other $	Total $
Exploration and evaluation assets
Balance as at December 31, 2023	9,014,478	78,709	9,093,187
Additions:
Claim staking and license renewal costs	2,400	-	2,400
Balance as at March 31, 2024	9,016,878	78,709	9,095,587

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2023	215,285,192	574,857	215,860,049
Assays	2,605,635	-	2,605,635
Drilling	5,946,537	-	5,946,537
Environmental studies	355,144	-	355,144
Geochemistry	103,927	-	103,927
Geophysics	256,074	-	256,074
Imagery and mapping	28,409	69	28,478
Metallurgy	220,676	-	220,676
Office and general	206,081	-	206,081
Other	687,809	-	687,809
Permitting	100,956	-	100,956
Property taxes, mining leases and rent	81,466	-	81,466
Reclamation	196,577	-	196,577
Salaries and consulting	2,694,021	-	2,694,021
Seismic survey	117,583	-	117,583
Supplies and equipment	433,064	-	433,064
Travel and accommodations	241,135	-	241,135
Trenching	1,600	-	1,600
Exploration cost recovery	(115,500)	-	(115,500)
	14,161,194	69	14,161,263
Cumulative exploration expense – March 31, 2024	229,446,386	574,926	230,021,312

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(i)	Queensway Project – Gander, Newfoundland

As at March 31, 2025, the Company owned a 100% interest in 103 (December 31, 2024 – 103) mineral licenses including 7,024 claims (December 31, 2024 – 7,024 claims) comprising 175,600 hectares of land (December 31, 2024 – 175,600) located near Gander, Newfoundland and Labrador. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2022 under ten separate option agreements, of which nine are completed.

On November 2, 2022, the Company entered into the VOA Option Agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland. Under the terms of the VOA Option Agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX Venture Exchange’s approval;

•	$200,000 (paid) and 39,762 common shares on or before November 2, 2023 (issued);

•	$250,000 (paid) and 69,583 common shares on or before November 2, 2024 (issued);

•	$300,000 and 89,463 common shares on or before November 2, 2025;

•	$600,000 and 129,224 common shares on or before November 2, 2026; and

•	$800,000 and 119,284 common shares on or before November 2, 2027.

The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.4% to 3.00%, many of which include buy-back provisions that allow the Company, at its option, to reduce the NSR by making lump-sum payments ranging from $250,000 to $1,000,000 to the holders of the royalties.

On July 29, 2024, the Company entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”) to purchase part of each Vendor’s royalty interest in aggregate, 0.6% of the Vendors’ 1.6% net smelter returns royalty underlying several zones at the Company’s Queensway project (the “Royalty Interests”). The transaction closed on August 8, 2024. Pursuant to the transaction, the Company paid aggregate cash consideration of $1,950,000 and aggregate share consideration of 300,000 common shares with a combined value of $1,011,000 to the Vendors (Note 10). The Company paid $63,620 in professional fees in connection with the royalty purchases.

During the year ended December 31, 2024, the Company purchased the remaining 1.0% net smelter returns royalty from the Vendors for $1,000,000 in aggregate in cash, of which $666,667 was paid during the three months ended March 31, 2025. The Company also paid $16,225 in professional fees in connection with the purchase.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(i)	Queensway Project – Gander, Newfoundland (continued)

Acquisition of Kingsway Project

On July 9, 2024, the Company acquired a 100% interest in LabGold’s Kingsway Project, located near Gander, Newfoundland and Labrador, as well as certain related assets of LabGold. The Kingsway Project is contiguous to Queensway and the Company considers it to be part of the Queensway Project. Pursuant to the acquisition, the Company issued 5,263,157 common shares of the Company with a value of $20,000,000 (Note 10). The Company paid $438,541 in professional and filing fees in connection with the acquisition. The Company also paid a $750,000 Expenditure Target Payment to the optionors upon completion of an aggregate of $30,000,000 of exploration expenditures incurred on the property during the year ended December 31, 2024.

The Kingsway Project carries a 1.0% NSR payable to the royalty holders upon commencement of commercial production. The Company will also pay to the royalty holders $1 per ounce of gold contained within the property in the indicated mineral resource and measured mineral resource categories (the “Resource Payment”) as defined by the Canadian Institute of Mining, Metallurgy and Petroleum, and established in a National Instrument 43-101 – Standards of Disclosure for Mineral Projects or like technical report for the development of the property. The Resource Payment is payable upon the commencement of commercial production. An advance royalty payment of $50,000 per year will be payable commencing on March 3, 2026 and continuing each year until the commencement of commercial production. Any advance royalties paid will be deducted from the royalty payable after commencement of commercial production.

4.	PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment and Other Facilities	Vehicles	Office Furniture and Equipment	Total
	$	$	$	$	$	$
Cost
Balance at December 31, 2023	6,365,256	136,492	2,311,030	935,323	38,353	9,786,454
Additions - Kingsway Project	100,000	-	250,000	-	-	350,000
Additions - other	3,615	-	583,610	38,550	-	625,775
Balance at December 31, 2024 and March 31, 2025	6,468,871	136,492	3,144,640	973,873	38,353	10,762,229
Accumulated Depreciation
Balance at December 31, 2023	413,031	85,549	1,016,219	625,256	7,791	2,147,846
Depreciation	277,685	33,153	184,532	173,193	7,671	676,234
Balance at December 31, 2024	690,716	118,702	1,200,751	798,449	15,462	2,824,080
Depreciation	69,437	5,570	57,167	35,057	1,918	169,149
Balance at March 31, 2025	760,153	124,272	1,257,918	833,506	17,380	2,993,229

Carrying Amount
At December 31, 2024	5,778,155	17,790	1,943,889	175,424	22,891	7,938,149
At March 31, 2025	5,708,718	12,220	1,886,722	140,367	20,973	7,769,000

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
	$	$
Equities held (i)	575,283	779,019
Warrants held (ii)	314,300	147,000
Total Investments	889,583	926,019

(i) Equities held

The Company held the following equities as at March 31, 2025 and December 31, 2024:

	Quantity	Cost $	Fair Value March 31, 2025 $
Exploits Discovery Corp.	4,157,466	2,659,473	124,724
Labrador Gold Corp.	6,436,556	4,536,917	450,559
Total Equities		7,196,390	575,283

	Quantity	Cost $	Fair Value December 31, 2024 $
Exploits Discovery Corp.	4,157,466	2,659,473	187,086
Labrador Gold Corp.	9,865,556	6,953,907	591,933
Total Equities		9,613,380	779,019

Investments in Exploits Discovery Corp. and Labrador Gold Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

(ii) Warrants held

The Company held the following warrants as at March 31, 2025 and December 31, 2024:

	Quantity	Cost $	Fair Value March 31, 2025 $
Maritime Resources Corp. (1)	15,324,571	174,500	314,300
Total Warrants		174,500	314,300

	Quantity	Cost $	Fair Value December 31, 2024 $
Maritime Resources Corp. (1)	15,324,571	174,500	147,000
Total Warrants		174,500	147,000

(1) Each warrant is exercisable into one common share of Maritime Resources Corp. at a price of $0.07 per warrant until August 14, 2025, subject to extension to August 14, 2026 in the event that the Initial Maturity Date of the notes is extended to the Extended Maturity Date as defined in Note 7.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the three months ended March 31, 2025 and 2024 is as follows:

	Three months ended March 31,
	2025 $	2024 $
Investments, beginning of period	926,019	3,596,592
Proceeds on disposal of investments	(244,958)	-
Realized gains on investments	39,218	-
Unrealized (gains) losses on investments	169,304	(305,754)
Investments, end of period	889,583	3,290,838

6.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP.

The investment in Kirkland Lake Discoveries Corp. (“KLDC”) represents 25.91% of the issued and outstanding common shares of KLDC at March 31, 2025 and December 31, 2024. The companies had a director and officer in common up until December 16, 2024, being Denis Laviolette, former Director and President of the Company. Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it continues to have significant influence over KLDC, and as a result has accounted for it as an investment in an associate since the acquisition of its ownership interest on May 25, 2023.

The following tables illustrate the summarised financial information of the Company’s investment in KLDC as at March 31, 2025 and December 31, 2024 on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences due to accounting policies:

	March 31, 2025 $	December 31, 2024 $
Summarised Statement of Financial Position
Current assets	1,629,384	1,913,417
Non-current assets	4,562,472	4,551,364
Current liabilities	(314,999)	(576,261)
Net Assets	5,876,857	5,888,520
The Company’s ownership interest	25.91%	25.91%
Share of KLDC’s net assets	1,522,735	1,525,756

	Three months ended March 31, 2025 $	Three months ended March 31, 2024 $
Summarised Statement of Loss and Comprehensive Loss
Net loss and comprehensive loss for the period	(11,661)	(1,238,542)
Share of KLDC’s loss for the period	(3,021)	(399,864)

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

6.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP. (continued)

The Company performs an impairment indicator assessment on its investment in KLDC at each period end. The assessment is based on the review of recent share price history, industry statistics and assessment of the current market conditions. At March 31, 2025 and December 31, 2024, there were no indicators of impairment of the Company’s investment in KLDC.

The following table illustrates the movement in investment in associate for the period from December 31, 2023 to March 31, 2025:

Net Carrying amount – December 31, 2023	$2,861,250
Share of loss from operations of associate during the period	(1,306,722)
Loss on dilution of equity investment	(28,772)
Net Carrying amount – December 31, 2024	$1,525,756
Share of loss from operations of associate during the period	(3,021)
Net Carrying amount – March 31, 2025	$1,522,735

The estimated fair value of the Company’s investment in KLDC is $1,287,563 as at March 31, 2025 (December 31, 2024 - $1,287,563) based on the quoted market price of its common shares on the TSX Venture exchange.

7.	SECURED NOTES

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime Resources Corp. (“Maritime”) consisting of the issuance of non-convertible senior secured notes (the “Notes”) and common share purchase warrants. The Notes mature on August 14, 2025 (the “Initial Maturity Date”).

The Notes bear interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears. The Initial Maturity Date of the Notes can be extended to August 14, 2026 (the “Extended Maturity Date”) at the election of Maritime subject to the approval of holders of at least 65% of the principal amount of the Notes then outstanding.

The Notes are secured by a general security interest over Maritime and rank senior to all existing and future indebtedness of Maritime.

Based on the business model in which the secured notes are held and the characteristics of their contractual cash flows, the secured notes are classified as a financial instrument at fair value through profit and loss ("FVTPL") in accordance with IFRS 9 “Financial Instruments”.

The issuance of the Notes included a 40% warrant coverage resulting in the Company receiving 15,324,571 warrants (“Warrants”). These warrants were classified by the Company as investments at FVTPL (Note 5).

The Company allocated the gross investment of $2,638,500 (US$1,960,000) to the Notes and warrants based on their respective fair values at initial recognition. At the time of issuance, the fair value of the Notes was $2,464,000 (US$1,830,300) and the fair value of the warrants was $174,500 (US$129,700).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SECURED NOTES (continued)

The following table illustrates the movement in the Company’s secured notes for the period from December 31, 2023 to March 31, 2025:

Secured notes at December 31, 2023	$2,454,300
Revaluation of secured notes	140,786
Foreign exchange gain	222,468
Secured notes at March 31, 2024	$2,817,554
Revaluation of secured notes	8,482
Foreign exchange loss	(2,436)
Secured notes at March 31, 2025	$2,823,600

During the three months ended March 31, 2025, the Company recognized $74,468 of interest income on the secured notes (March 31, 2024 – $76,761), all of which was included in interest receivable at March 31, 2035 (December 31, 2024 - $Nil) and collected subsequent to March 31, 2025.

Subsequent to March 31, 2025, the Company sold the Notes for gross proceeds of $2,778,000 (US$2,000,000).

8.	FLOW-THROUGH SHARE PREMIUM

Issued November 6, 2023 $
Balance at December 31, 2023	12,426,322
Settlement of flow-through share premium on expenditures incurred	(3,406,912)
Balance at March 31, 2024	9,019,410
Settlement of flow-through share premium on expenditures incurred	(9,019,410)
Balance at December 31, 2024 and March 31, 2025	-

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

The Company did not have any flow-through commitments at December 31, 2024 or March 31, 2025. During the three months ended March 31, 2024, the Company incurred $12,474,803 in Qualifying CEE and amortized a total of $3,406,912 of its flow-through share premium liabilities.

The flow-through share premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

During the three months ended March 31, 2025, the Company incurred $Nil (three months ended March 31, 2024 - $288,567) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rules, in accordance with the Income Tax Act of Canada.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2025 $	December 31, 2024 $
Accounts payable and accrued liabilities	1,511,444	4,898,825
Reclamation provision(1)	2,424,217	2,426,378
Accounts payable and accrued liabilities, end of period	3,935,661	7,325,203

(1)  Provincial laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its activities and to perform site restoration and other reclamation activities. The Company’s reclamation provision is based on known requirements.

The breakdown of the Company’s reclamation provision is as follows:

	March 31, 2025 $	December 31, 2024 $
Balance, beginning of period	2,426,378	1,285,031
Additions to reclamation provision	2,320	1,515,593
Change in estimate	(4,481)	26,784
Reclamation costs incurred	-	(401,030)
Balance, end of period	2,424,217	2,426,378

The Company has estimated that the reclamation obligations are current costs and as such considers the present value of the provision at March 31, 2025 to be equal to the total future undiscounted cash flows to settle the provision for reclamation, being $2,424,217 (December 31, 2024 - $2,426,378). Additions to the reclamation provision are included in the total amount of exploration and evaluation expenditures in the condensed interim statement of loss and comprehensive loss.

10.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At March 31, 2025, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued During the Three Months Ended March 31, 2025

During the three months ended March 31, 2025, 150,000 stock options were exercised at a weighted average exercise price of $1.35 per share for gross proceeds of $201,875.

Details of Common Shares Issued During the Year Ended December 31, 2024

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2024, the Company sold 5,857,242 common shares of the Company under the ATM program at an average price of $4.70 for gross proceeds of $27,522,494 or net proceeds of $26,607,687, and paid an aggregate commission of $914,807. At December 31, 2024, the Company completed $51,798,893 of the ATM program. As at December 31, 2024, the ATM had expired.

On November 1, 2024, the Company issued 69,583 common shares with a value of $215,707 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3 (i)).

On August 8, 2024, the Company issued 300,000 common shares with a value of $1,011,000 pursuant to the acquisition of certain royalty interests (Note 3(i)).

On July 9, 2024, the Company issued 5,263,157 common shares to LabGold with a value of $20,000,000 pursuant to the acquisition of the Kingsway Project (Note 3(i)).

On June 26, 2024, the Company issued 370,000 common shares with a value of $1,750,100 pursuant to a legal claim settlement agreement (Note 14).

During the year ended December 31, 2024, 1,725,000 share purchase options were exercised at a weighted average exercise price of $0.50 per share for gross proceeds of $862,500.

Share Purchase Option Compensation Plan

As at March 31, 2025, the Company has a share purchase option plan (the “Option Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory and corporate approval, to its officers, directors, employees and service providers. The Option Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares in any twelve-month period. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Option Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted may be subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed ten years.

Share Unit Compensation Plan

The Company adopted a share unit plan (the “Share Unit Plan”). Under the Share Unit Plan, the Company may grant incentive awards (the “Awards”) consisting of restricted share units (“RSUs”), deferred share units (“DSUs”), and performance share units (“PSUs”), subject to regulatory and corporate approvals, to its officers, directors, employees and service providers (the “Participants”). The Share Unit Plan, in conjunction with the Option Plan, cannot exceed 10% of the issued and outstanding common shares of the Company. The terms of the Awards are set by the Board of Directors at the time of grant. The Share Unit Plan and any Awards granted thereunder are subject to shareholder approval at the Company’s next Annual General Meeting of Shareholders.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Options

The continuity of share purchase options for the three months ended March 31, 2025 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2024	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding March 31, 2025	Exercisable March 31, 2025
April 18, 2025	$1.00	100,000	-	-	-	100,000	100,000
May 23, 2025	$1.075	75,000	-	(25,000)	-	50,000	50,000
August 11, 2025	$1.40	1,125,000	-	(125,000)	-	1,000,000	1,000,000
September 3, 2025	$2.07	50,000	-	-	-	50,000	50,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	5,305,000	-	-	-	5,305,000	5,305,000
April 29, 2026	$6.79	891,500	-	-	(7,500)	884,000	884,500
May 17, 2026	$8.62	200,000	-	-	(200,000)	-	-
September 27, 2026	$8.70	125,000	-	-	-	125,000	125,000
November 8, 2026	$8.04	7,500	-	-	-	7,500	7,500
January 4, 2027	$8.98	15,000	-	-	-	15,000	15,000
August 19, 2027	$5.75	340,000	-	-	(45,000)	295,000	289,000
September 8, 2027	$5.00	20,000	-	-	-	20,000	20,000
December 27, 2027	$5.68	2,037,750	-	-	(202,750)	1,835,000	1,760,750
February 20, 2029	$4.59	200,000	-	-	-	200,000	200,000
May 6, 2029	$4.78	40,000	-	-	(40,000)	-	-
		10,556,750	-	(150,000)	(495,250)	9,911,500	9,831,250
Weighted average exercise price $		3.97	-	1.35	6.82	4.43	4.42
Weighted average contractual remaining life (years)		1.50	-	-	-	1.23	1.21

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Options (continued)

The continuity of share purchase options for the three months ended March 31, 2024 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2023	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding March 31, 2024	Exercisable March 31, 2024
December 17, 2024	$0.50	1,725,000	-	-	-	1,725,000	1,725,000
April 18, 2025	$1.00	100,000	-	-	-	100,000	100,000
May 23, 2025	$1.075	75,000	-	-	-	75,000	75,000
August 11, 2025	$1.40	1,125,000	-	-	-	1,125,000	1,125,000
September 3, 2025	$2.07	50,000	-	-	-	50,000	50,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	5,305,000	-	-	-	5,305,000	5,305,000
April 29, 2026	$6.79	962,875	-	-	(12,750)	950,125	927,250
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	106,250
November 26, 2026	$8.04	47,500	-	-	-	47,500	33,250
January 4, 2027	$8.98	22,500	-	-	-	22,500	15,750
August 19, 2027	$5.75	340,000	-	-	-	340,000	254,500
September 8, 2027	$5.00	20,000	-	-	-	20,000	20,000
December 27, 2027	$5.68	2,156,250	-	-	(6,250)	2,150,000	1,932,500
February 20, 2029	$4.59	-	200,000	-	-	200,000	100,000
		12,279,125	200,000	-	(19,000)	12,460,125	11,994,500
Weighted average exercise price $		3.97	4.59	-	6.42	3.98	3.91
Weighted average contractual remaining life (years)		2.25	5.00	-	-	2.05	1.98

The table below summarizes the weighted average fair value of share purchase options granted, exercised and the share price at the date of exercise:

	Three months ended March 31,
	2025	2024
Weighted average:
Fair value of share purchase options granted	-	$3.07
Fair value of share purchase options exercised	$0.73	-
Closing share price at the date of exercise	$2.52	-

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Options (continued)

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Three months ended March 31,
	2025	2024
Risk-free interest rate	-	3.58%
Expected option life in years	-	5
Expected share price volatility(i)	-	81.26%
Grant date share price	-	$4.59
Expected forfeiture rate	-	Nil
Expected dividend yield	-	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

11.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended March 31,
	2025 $	2024 $
Amounts paid to PJH Consulting, LLC (i) included in salaries and consulting	21,575	-
Amounts paid to Notz Capital Corp. (ii) included in corporate development and investor relations	46,921	43,585
Amounts paid to EarthLabs Inc. (iii) included in exploration and evaluation	-	4,500

(i)	Amounts incurred for administrative services provided by a close family member of Paul Huet, Chair of the board of directors. PJH Consulting, LLC is a related entity of Paul Huet, Chair of the board of directors.

(ii)	Amounts incurred for corporate development and investor relations services provided by a close family member of Collin Kettell, former Executive Chairman and Chief Executive Officer.

(iii)	Amounts incurred for administrative services provided by EarthLabs Inc., a related entity of Denis Laviolette, former Director and President.

As at March 31, 2025, there was $21,564 payable to PJH Consulting, LLC for salaries and consulting fees included in accounts payable and accrued liabilities (December 31, 2024 - $Nil). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Three months ended March 31, 2025	Salaries and Consulting $		Share-based compensation $	Bonus $	Total $
Keith Boyle, Chief Executive Officer	88,306		-	-	88,306
Collin Kettell, Former Executive Chairman and Chief Executive Officer	38,400		-	1,031,760	1,070,160
Melissa Render, President	90,000	(3)	-	-	90,000
Michael Kanevsky, Chief Financial Officer	29,160		-	-	29,160
Greg Matheson, Former Chief Operating Officer	471,200	(1)	-	-	471,200
Ron Hampton, Former Chief Development Officer	562,529	(2)(3)	-	-	562,529
Paul Huet, Director	43,150		-	-	43,150
William Hayden, Director	18,000		-	-	18,000
Chad Williams, Director	6,000		-	-	6,000
Vijay Mehta, Director	18,000		-	-	18,000
Total	1,364,745		-	1,031,760	2,396,505

(1)	Includes termination benefit of $424,080 in accordance with the terms of their management agreement.

(2)	Includes termination benefit of $505,440 in accordance with the terms of their management agreement.

(3)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

Three months ended March 31, 2024	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Collin Kettell, Executive Chairman and Chief Executive Officer	97,200	-	-	97,200
Denis Laviolette, President	68,040	-	-	68,040
Michael Kanevsky, Chief Financial Officer	29,160	-	-	29,160
Greg Matheson, Chief Operating Officer	63,180	-	-	63,180
Ron Hampton, Chief Development Officer	84,240	33,478	-	117,718
Doug Hurst, Director	18,000	-	-	18,000
Raymond Threlkeld, Director	18,000	-	-	18,000
Vijay Mehta, Director	18,000	-	-	18,000
Total	395,820	33,478	-	429,298

As at March 31, 2025, there was $22,979 comprised of $15,000 for compensation and $1,979 for travel expenditures owed to Melissa Render, the Company’s President, and $6,000 owed to Chad Williams for directors fees included in accounts payable and accrued liabilities (December 31, 2024 - $56,040 comprised of $15,000 for compensation and $1,533 for travel expenditures owed to Melissa Render, the Company’s President, $22,426 for travel expenditures owed to Greg Matheson, former Chief Operating Officer, $2,163 for travel expenditures owed to Collin Kettell, former Executive Chairman and Chief Executive Officer, $152 to Michael Kanevsky, Chief Financial Officer for office expenditures, $14,040 for compensation and $725 for travel expenditures owed to Ron Hampton, the Company’s former Chief Development Officer). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

12.	BASIC AND DILUTED LOSS PER COMMON SHARE

	Three months ended March 31,
	2025	2024
Loss and comprehensive loss for the period ($)	(8,937,450)	(13,182,212)
Loss per share – basic and diluted ($)	(0.04)	(0.07)
Basic weighted average number of common shares outstanding	200,489,661	187,534,833
Effect of outstanding securities	-	-
Diluted weighted average number of common shares outstanding	200,489,661	187,534,833

For the three months ended March 31, 2025 and 2024, the Company incurred net loss and comprehensive loss. As such, diluted loss per share excludes any potential conversion of 9,911,500 (2024 - 12,460,125) share purchase options as they are anti-dilutive.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended March 31,
	2025 $	2024 $
Non-cash investing and financing activities:
Right-of-use assets and liabilities	-	17,231
Property and equipment included in accounts payable and accrued liabilities	-	88,572
Share issuance costs included in accounts payable and accrued liabilities	-	45,695
Other assets included in accounts payable and accrued liabilities	-	97,528
Cash paid for income taxes	-	-
Cash paid for interest	5,216	7,076
Cash received for interest	197,276	815,506

14.	SETTLEMENT OF LEGAL CLAIM

Claims and Legal Proceedings

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares of the Company owned by ThreeD and the 4,000,000 common shares of the Company owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “Defendants” and the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019. ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.	SETTLEMENT OF LEGAL CLAIM (continued)

ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company had amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties had a mediation meeting on October 3, 2023, but were unable to settle the case.

On June 5, 2024, the Company entered into a Settlement Agreement, pursuant to which the Plaintiffs received a total of 3,750,000 common shares of the Company from the Defendants. Palisades transferred 2,607,434 common shares of the Company to ThreeD and 772,566 common shares of the Company to 131. The Company issued 285,429 common shares to ThreeD and 84,571 common shares to 131 with a total value of $1,750,100 recorded in the statement of loss and comprehensive loss for the year ended December 31, 2024. The Settlement Agreement resolves the lawsuit completely, does not include any admission of liability and provides for fulsome releases by the Plaintiffs to the Defendants.

15.	FINANCIAL INSTRUMENTS

a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1	–	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	–	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3	–	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which includes equities, warrants and Notes held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s equities that are subject to non-standard restrictions, warrants and Notes are classified within level 2 of the fair value hierarchy. Warrants are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions. The Notes are not traded on an active exchange and are valued using the Hull-White valuation model using assumptions including coupon rate, credit spread, mean reversion, rate volatility, riskless rate curve and redemption prices.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

The carrying values of other financial instruments, including cash, deposits, amounts receivable, interest receivable, accounts payable and accrued liabilities, and lease liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at March 31, 2025:

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments	889,583	575,283	314,300	-	889,583
Secured notes	2,823,600	-	2,823,600	-	2,823,600

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at December 31, 2024:

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments	926,019	779,019	147,000	-	926,019
Secured notes	2,817,554	-	2,817,554	-	2,817,554

There were no movements between levels during the during the three months ended March 31, 2025.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company was subject to credit risk through its investment in the Notes, in which case the maximum exposure to the credit risk was the full value of the secured notes of $2,823,600 at March 31, 2025 (December 31, 2024 - $2,817,554). Subsequent to March 31, 2025, the Company sold the Notes for gross proceeds of $2,778,000 (US$2,000,000).

Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2024.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on the issuance of shares to fund exploration programs and may require doing so again in the future. As at March 31, 2025, the Company has total liabilities of $4,037,113 and cash of $12,367,666 which is available to discharge these liabilities (December 31, 2024 – total liabilities of $7,448,306 and cash of $22,317,548).

There have been no changes in management’s methods for managing liquidity risk since December 31, 2024.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at March 31, 2025 would change the Company’s net loss by $312,081 (December 31, 2024 - $322,434) as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, interest rate risk is not significant. Interest receivable on secured notes is determined based on a floating interest rate and therefore subject to interest rate fluctuations, interest rate risk is not material.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability.

The sensitivity of the Company’s net loss to changes in market prices at March 31, 2025 would change the Company’s net loss by $88,958 (December 31, 2024 - $92,602) as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2024.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

16.	SUBSEQUENT EVENTS

Share Purchase Options Exercised

Subsequent to March 31, 2025, 100,000 share purchase options with an exercise price of $1.00 per share were exercised for gross proceeds of $100,000 and 50,000 share purchase options with an exercise price of $1.075 per share were exercised for gross proceeds of $53,750.

Share Purchase Options Expired

Subsequent to March 31, 2025, 12,500 share purchase options with a weighted-average exercise price of $6.35 per share expired.